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08028031

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
100

TATES
ANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2007** (MM/DD/YY) AND ENDING **DECEMBER 31, 2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCOTTISH RE CAPITAL MARKETS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13840 Ballantyne Corporate Place
Suite 500
Charlotte, NC 28277

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

100 North Tryon Street, Suite 3800 (Address) **Charlotte,** (City) **NC** (State) **28246** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/19

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Scottish Re Capital Markets, Inc.** as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

Financial & Operations Principal
Title

Notary Public

KAREN M. MITCHELL
No. 01MI6138824
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Dec. 27, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Scottish Re Capital Markets, Inc.

December 31, 2007
with Report of Independent Registered Public Accounting Firm

Scottish Re Capital Markets, Inc.

Financial Statements and Supplemental Information

Period from January 1, 2007 through December 31, 2007

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder and Board of Directors

Scottish Re Group Limited

We have audited the accompanying statement of financial condition of Scottish Re Capital Markets, Inc. (the Company, which is an indirect wholly owned subsidiary of Scottish Re Group Ltd.) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Scottish Re Capital Markets, Inc. at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Charlotte, NC

February 28, 2008

Ernst & Young LLP

Scottish Re Capital Markets, Inc.

Statement of Financial Condition

December 31, 2007

Assets	
Cash	$2,074,241
	$2,074,241
Liabilities and stockholder's equity	
Liabilities:	
Payable to Parent (includes $317,956 Current Tax Liability)	$317,956
	317,956
Stockholder's equity:	
Common stock (1,000 shares authorized; 100 shares issued and outstanding; $0.01 par value)	1
Additional paid-in capital	1,498,543
Retained earnings	257,741
Total stockholder's equity	1,756,285
Total liabilities and stockholder's equity	$2,074,241

See accompanying notes.

1. Organization

Scottish Re Capital Markets, Inc. (the "Company"), formerly named Tartan Wealth Management, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") in the State of North Carolina and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received its FINRA approval for membership on November 14, 2005.

The Company assists smaller primary life insurers to securitize the reserve requirements for their subscale blocks of Regulation XXX business. Either alone or through an alliance with an investment banking firm, the Company advises in the sourcing, structuring and distribution of the securities. The Company conducts the above business via private placements of securities. The Company is wholly owned by Scottish Holdings, Inc., which is wholly owned by Scottish Holdings (Barbados) Ltd. (the "Parent"), which is wholly owned by Scottish Annuity & Life Insurance Company (Cayman) Ltd., which is ultimately owned by Scottish Re Group Limited ("SRGL") and its shareholders (Scottish Re Group Limited is a NYSE Listed Company).

The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

2. Summary of Significant Accounting Policies

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Revenue and Expense Recognition

Revenues from placement services are recognized when the transaction closes and realization is assured. Expenses are recognized as they are incurred.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk. The Company considers investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated income tax return which includes the Company and other related entities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications. The Company reclassified $221,868 from Retained Earnings to Additional Paid In Capital. There was no net impact to Equity.

3. Related Party Transactions

The Company shares office space and personnel with its sole Parent, for which it is charged monthly. For the period ending December 31, 2007, the Company had an inter-company payable of $317,956 of which $317,956 related to income taxes described in Note 4.

4. Income Taxes

The Company files a consolidated income tax return which includes the Company and other related entities. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company, generally, files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are reflected without reduction for a valuation allowance. The Company has a deferred tax asset of $733,374 related to net operating losses from its predecessor, Tartan Wealth Management. There are no deferred tax liabilities.

4. Income Taxes (continued)

During 2007, the Company's ultimate Parent, SRGL, completed a preferred stock transaction which resulted in a change in control for income tax purposes in accordance with Section 382. As a result, the Company believes that it is not likely that they will realize the benefit of all gross deferred tax assets in future years. At December 31, 2007, the Company had loss carry-forwards of $2,156,982 for income tax purposes that will expire in years 2021 to 2025. The Company established a valuation allowance of $733,374.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $1,743,285, which was $1,643,285 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.

END